SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.         )

CNL Lifestyle Properties, Inc.

(Name of Subject Company)

CNL Lifestyle Properties, Inc.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Stephen H. Mauldin

President and Chief Executive Officer

450 South Orange Avenue

Orlando, Florida, 32801

407-650-1000

Copy to:

Neil Goodman

Richard E. Baltz

Arnold & Porter, LLP

555 Twelfth Street NW

Washington, DC 2004-1202

(202) 942-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the

Person(s) Filing Statement)

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	The name of the subject company is CNL Lifestyle Properties, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 450 South Orange Avenue, Orlando, Florida, 32801, 407-650-1000.

(b)	The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of December 31, 2012, there were 316,346,704 Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	This Schedule 14D-9 is being filed by the Company, the subject company. The Company’s business address and telephone number are set forth in Item 1 above.

(d)	This Schedule 14D-9 relates to an exchange offer by REIT Exchange Fund, Inc. (“RXF”) to exchange up to 31,318,324 shares of the Company’s common stock at an exchange ratio of 0.2924 shares of RXF common stock per share of Company common stock (the “Exchange Offer”). The Exchange Offer is being made pursuant to a Form N-2 and related Schedule TO, each of which were originally filed by RXF with the Securities and Exchange Commission (the “SEC”) on April 10, 2013 and were each most recently amended with the commencement of the Exchange Offer on April 24, 2013.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) RXF and its executive officers, directors or affiliates.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	On May 7, 2013, all the members of the Board met to consider the Exchange Offer. After discussion of the Exchange Offer by the Board and for the reasons set forth below, the Board has determined that it is unable to take a position with respect to the Exchange Offer and, therefore, is not making a recommendation with respect to it. The Board believes that each shareholder should make his, her or its own decision regarding the tender of the holder’s shares, based on all the information available to such holder, including the factors considered by the Board described below.

(b)	The Company is unable to take a position with respect to the Exchange Offer because of the following factors:

1.	The Exchange Offer does not guarantee diversification. The disclosures in the prospectus filed by RXF as part of the Form N-2 registration statement (the “Prospectus”) assume full proportionate exchange of shares with each of the individual REITs targeted for exchange (the “Selected REITs”). However, there can be no assurance that the Exchange Offer will result in the diversification outlined in the Prospectus. If the full proportionate exchange contemplated by the Prospectus does not occur, the end result may be a portfolio of shares that is heavily weighted towards a specific geographic area, asset class or sponsor. Moreover, even though the Prospectus contemplates exchange of up to approximately 421 million shares of RXF common stock, the Exchange Offer may successfully conclude with a minimum of only 20 million shares exchanged, resulting in a minimally diversified or undiversified portfolio.

2.	There is no indication from the Prospectus that RXF or its investment advisor, Spring Asset Management LLC (the “RXF Investment Advisor”) has performed any due diligence on the Selected REITs. The Selected REITs are in different phases of their life cycles, of different sizes, and have different objectives that make them difficult to compare. The only information provided in the Prospectus is the number of properties held by each of the Selected REITs, with no disclosure or discussion of the financial results, ability to pay or maintain distributions, or likelihood of a liquidity event in the short or medium term for each of the Selected REITs. When added to the uncertainty regarding which shareholders of the Selected REITs elect to participate in RXF’s exchange offers, the resulting portfolio of assets could be very different from that described in the Prospectus and from the Company’s portfolio of assets and liquidity plans. The shareholders of the Company have the benefit of having received and reviewed the Company’s detailed financial and operating data in the Company’s reports filed with the SEC during the course of the Company’s existence, while shareholders seeking to exchange their shares in the Exchange Offer have no information concerning the performance or history of the other Selected REITs.

3.

The Prospectus does not contain any historical or pro forma combined financial information to support RXF’s ability to maintain or pay the distribution rate of $1.75 per share that the Prospectus discloses has been authorized by RXF’s Board of Directors. Such a rate may be equal to or higher than the distribution rate currently paid by some or many of the Selected REITs. From the limited disclosure in the Prospectus, it is unclear what the source of funds will be to pay this distribution rate. Nor does the Prospectus indicate whether distributions will be declared at such a rate or whether the distribution rate might change in the future. Further, although the Prospectus discloses the prospective investment management fee, it not discuss any other internal fees and costs, such as selling, general, and administrative expenses, that will be charged even though such expenses would affect RXF’s ability to maintain whatever distribution rate is initially declared.

4.	There is no guaranty of liquidity of the shares of common stock of RXF that will be exchanged for the Shares as part of the Exchange Offer. The Prospectus discloses an intent to list RXF’s common stock on the New York Stock Exchange (“NYSE”), but there is no discussion of the requirements to list on the NYSE, how RXF intends to meet those requirements, or how long it may take to list the stock. Further, there is no guaranty that, if listed on the NYSE, RXF’s common stock will be actively traded, that it will receive analyst coverage, or that the market price will reflect the $25.00 per share nominal value assigned to RXF’s common stock in the Prospectus.

5.	According to the Prospectus, RXF proposes to pay its affiliated investment adviser a management fee of 1.25% annually, which is in addition to the management fees assessed by each of the individual Selected REITs in which RXF will own an interest. The additional management fees assessed by RXF when coupled with the internal fees and costs of RXF referred to above may reduce the ability of RXF to maintain the distribution rate discussed in the Prospectus. Further, the Prospectus provides very little detail about the experience and prior performance of the RXF Investment Adviser who, compared to others in the industry, including the sponsors of many of the Selected REITs, has relatively fewer assets under management.

6.	The proposed Exchange Offer will be treated for federal income tax purposes as a taxable sale of shares in the Company by a shareholder in exchange for shares of RXF common stock. In general, a shareholder participating in the Exchange Offer will realize taxable gain in the amount of the difference between the shareholder’s basis in the shares in the Selected REITs exchanged and the fair market value of the RXF common stock received. Because any distributions received to date on shares of the Selected REITs, including those of the Company, that have constituted a return of capital for federal income tax purposes will have reduced a shareholder’s basis in the Selected REIT’s shares exchanged, a shareholder that participates in the Exchange Offer likely will recognize an immediate taxable gain on completion of the Exchange Offer. Because shareholders will receive no cash from RXF in connection with the Exchange Offer, shareholders will need a separate source of liquidity to pay such taxes. The Company strongly recommends that shareholders consult with their individual tax advisors concerning the tax effect of participating in the Exchange Offer.

7.	The Prospectus does not provide any support for RXF’s ability to make investments beyond the Exchange Offer. The prospective growth discussed in the Prospectus is premised on RXF’s ability to obtain debt financing subsequent to the Exchange Offer and/or for one or more of the Selected REITs to undergo a liquidity event providing for the monetization of the shares of such Selected REIT, and then to make further real estate-related investments; but the Prospectus does not provide evidence of committed debt financing or of RXF’s ability to make further real estate-related investments. Additionally, the amount of debt financing RXF can obtain is subject to limitation under the Investment Company Act of 1940.

8.	According to the Prospectus, the RXF Investment Manager has not performed a net asset value (“NAV”) analysis on shares of each of the Selected REITs, and it is unclear if the RXF Investment Manager will ever perform such analyses. The exchange ratio in the current Exchange Offer is premised on the most recently available fixed offering price or current price disclosed in an SEC filing of each of the Selected REITs. To the extent that a future NAV analysis determines a lower value for shares of any of the Selected REITs than used in the exchange ratio, including those currently in offering phase at a fixed offering price, investors participating in the Exchange Offer would experience an immediate loss in the value of their investment. The Prospectus does not discuss why the RXF Investment Manager has not attempted to conduct NAV analyses of the Selected REITs prior to commencement of the Exchange Offer.

9.	RXF is governed by a staggered, or classified, board of directors, meaning that the board is made up of different classes of directors that serve different term lengths such that only one class of directors is eligible for reelection annually. This classified board structure may limit the ability of RXF shareholders to replace directors, as compared to most non-traded REITs, which do not have classified boards in accordance with NASAA Guidelines.

(c)	After reasonable inquiry, the Company believes that none of its executive officers, Managers or affiliates intends to exchange any Shares held by them that are subject to the Exchange Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Exchange Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(d)	Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Exchange Offer that relate to an exchange offer or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company or any other person; and there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Exchange Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

(b)	The information set forth in the Letter to Shareholders, dated May 8, 2013, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(1)	Letter to Shareholders, dated May 8, 2013.

(e)	Not applicable.

(g)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2013	CNL LIFESTYLE PROPERTIES, INC.

	By:	/s/Stephen H. Mauldin
Stephen H. Mauldin President and Chief Executive Officer

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